(m)(4)(A)(i)

May 1, 2020

Voya Investors Trust

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258

Re: Reduction in Fee Payable under the Voya Investors Trust Third Amended and Restated Shareholder Service and Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC ("VID") hereby waives a portion of the distribution fee payable to VID for Voya Retirement Conservative Portfolio, Voya Retirement Growth Portfolio, Voya Retirement Moderate Portfolio, and Voya Retirement Moderate Growth Portfolio under the Voya Investors Trust Third Amended and Restated Shareholder Service and Distribution Plan for Adviser Class Shares for a period from May 1, 2020 through May 1, 2021 as follows:

Total Amount of
Name of Fund	Distribution Fee Waived(1)
Voya Retirement Conservative Portfolio	0.2480%

Voya Retirement Growth Portfolio	0.0751%

Voya Retirement Moderate Growth Portfolio	0.1106%

Voya Retirement Moderate Portfolio	0.1587%

(1)The amount per annum on the average daily net assets attributable to Adviser Class Shares.

VID acknowledges that any fees waived or expenses reimbursed during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Notwithstanding the foregoing, termination or modification of this Agreement requires approval by the Board of Trustees of Voya Investors Trust.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

May 1, 2020

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

By: /s/ Andrew K. Schlueter

Andrew K. Schlueter

Vice President

Voya Investments Distributor, LLC

Agreed and Accepted:

Voya Investors Trust

By: /s/ Kimberly A. Anderson

Kimberly A. Anderson

Senior Vice President

M:\FUNDS\Legal Admin\Registration Statements\Unified\IIT\2020\485b\Filing Documents\Exhibits\(M)(4)(A)(I) VIT2-SDP-ADV-Waiva (Retirement Portfolios)-2001F.Docx